SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated April 13, 2018, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated April, 2018 the company informes that Emprendimiento Recoleta SA ("ERSA"), a company controlled by IRSA CP, has been notified yesterday by the National Criminal and Correctional Federal Court No. 1, Secretary No. 2 in charge of Judge María Romilda Servini in the framework of the case entitled "Blaksley Enrique and others over infraction art. 303 "of the judicial intervention of Emprendimiento Recoleta S.A. and another thirty-nine companies not related to IRSA CP for a period of six months, ordering the designation of collectors and informants declaring its general inhibition of assets.

ERSA is a limited company whose main activity is the exploitation of the concession of Buenos Aires Design shopping mall, located in the city of Buenos Aires, controlled by 53.68% by IRSA CP, while the remaining minority stake corresponds to Hope Funds SA, a Company related to the defendant Blaksley Enrique, acquired from a third party on June 30, 2009, transaction in which IRSA CP did not have any participation.

In the face of the measure adopted by the court in question, ERSA will present immediately an appeal to the measure in order to protect the interests of ERSA and IRSA CP in its capacity as controlling shareholder since both companies are completely unrelated to the facts investigated and the only relationship with Hope Funds SA and the defendants is the one mentioned in the previous paragraph.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: April 13, 2018